McCORMICK & COMPANY, INC. 18 Loveton Circle, Sparks, MD 21152-6000 USA / TEL (410)771-7301  FAX (410) 771-7462

Via Facsimile (202.772.9368), U.S. Mail and EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, DC  20549-0213
Attn: Jill S. Davis

RE:                McCormick & Company, Incorporated (the “Company”)
                                Form 10-K for Fiscal Year Ended November 30, 2005
                                Filed January 27, 2006
                                Form 10-Q for Fiscal Quarter Ended February 28, 2006
                                Filed April 6, 2006
                                File No. 1-14920

Dear Ms. Davis:

Please find set forth below our responses to the comments raised by the Staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in its letter dated June 2, 2006, with respect to the above-captioned periodic reports. For ease of reference, we have reproduced below the full text of the Staff’s comments, each of which is followed by the Company’s response. Capitalized terms not defined herein shall have the meanings given to them in the Company’s period reports.

Form 10-K for the Fiscal Year Ended November 30, 2005

Controls and Procedures, page 10

Disclosure Controls and Procedures, page 10

1.               We note management has established and maintains a system of disclosure controls and procedures “to provide reasonable assurances.”  Please confirm, if true, that your disclosure controls and procedures are effective at the reasonable assurance level or otherwise advise. Please advise your conclusion as to effectiveness of your disclosure controls and procedures to ensure that the reader understands their effectiveness is based upon the reasonable assurance level.

McCormick & Company, Inc Response:

1.               We confirm that our disclosures are effective at the reasonable assurance level. In future filings we will revise our conclusion on the effectiveness of our disclosure controls to indicate that they are based upon the reasonable assurance level.

Internal Control over Financial Reporting

2.               Please disclose whether or not you had any change in your internal control over financial reporting as required by Item 308(c) of Regulation S-K.

McCormick & Company, Inc Response:

2.               In the fourth quarter of 2005 there were no changes in our internal controls over financial reporting that would have required disclosure under Item 308(c) of Regulation S-K. In our Form 10-Q filings, we included disclosure indicating if there were any changes during the quarter materially affecting, or reasonably likely to materially affect, our internal controls over financial reporting. In future filings, we will continue this practice in our Form 10-Q filings and also make the corresponding disclosure in our Form 10-K filings with respect to the fourth quarter.

Financial Statements

Consolidated Statement of Cash Flows, page 40

3.               We note that you have included the subtotal “net income from continuing operations” as a component subtotal in your reconciliation of net income to cash provided by operating activities. We do not believe this presentation is contemplated by paragraph 21 of FAS 95, which states that “Cash flows from operating activities are generally the cash effects of transactions and other events that enter into the determination of net income.”  Please revise your presentation to comply with SFAS 95 or provide reference to the accounting literature you are relying on in support of your presentation.

McCormick & Company, Inc Response:

3.               In February 2006, after we had filed our Form 10-K for our fiscal year ended November 30, 2005, we became aware of the SEC’s position on classification of cash flows on discontinued operations through the AICPA’s  Center for Public Company Audit Firms Alert No. 90, “SEC Staff Position Regarding Changes to the Statement of Cash Flows Relating to Discontinued Operations.” Through that communication and in consultation with our independent accountants, we were advised that the SEC would not object to a retrospective modification of the cash flow statement similar to a change in accounting method when presented in the next periodic filing subsequent to February 15, 2006. Additionally, we reviewed the potential effect of this modification and given that this related to a transaction in 2003 and the nature of the modification, we felt that it would not be material to an investor. Accordingly we did not amend our Form 10-K for this modification. We will make this change in any future filings that will include such cash flow information.

Note 1 Summary of Significant Accounting Policies, page 42

General

4.               We note your disclosure on page 33 indicating that you manage volatility of raw material costs by purchasing raw material for future delivery and through customer price adjustments. Please tell us whether or not you are relying on the scope exceptions identified in paragraph 10 (b) of SFAS 133 with respect to accounting for your purchases of raw materials for future delivery. If applicable, please provide support for your accounting under this literature. Also refer to paragraph 4 of SFAS 138.

4.     McCormick & Company, Inc Response:

Raw materials purchased for future delivery are made under standard purchase orders. These purchase orders specify the product, quantity, price and approximate delivery terms. Only raw materials purchased for use in production or sale as finished goods are acquired under purchase orders with future delivery dates. Generally, these raw materials are black pepper, vanilla beans, garlic and onions.

The purchase orders and related governing agreements do not contain any provisions which would permit net settlement by either the Company or the supplier. Further, there is no ready market mechanism for the raw materials or the purchase orders which would facilitate net settlement outside of the purchase order agreement. Essentially, these purchase orders can not be converted to cash and must be settled by accepting delivery of the underlying product. Therefore, we have concluded that these purchase order agreements do not meet the definition of a derivative financial instrument under SFAS No. 133 and are not relying on the scope exception identified in paragraph 10(b) of SFAS No. 133 in determining the appropriate accounting for these raw material purchase commitments. Therefore, paragraph 4 of SFAS 138 would also not be relevant.

Generally, we include these purchase commitments in the table of commercial commitments and if material disclose them in the notes to the financial statements. When we determine that we have acquired title to the goods, we include them in inventory and record the related payable.

Consolidation

5.               We note your disclosure on page 44 that you adopted FIN46 in the fourth quarter of 2003. Please expand your disclosure under this heading to address your policy of consolidation for entities in which you hold a variable interest.

McCormick & Company, Inc Response:

5.               When we adopted FIN46 we disclosed the changes in our balance sheet and income statement due to the effect of the adoption. Ccnsolidation of this entity increased assets at the end of 2003 by $11.2 million, long-term debt by $14.0 million and minority interest by $0.5 million. The balance sheet of this entity has remained relatively constant since that date. The maximum impact of this entity to net income in any of the three years ended November 30, 2005 was $2.1 million. We have no other involvement in variable interest entities other than that disclosed in the initial adoption. Since the entities that we consolidate in which we hold a variable interest are insignificant to the company we felt that a disclosure of the consolidation policy on these entities was not necessary. In the event that we would increase our holding or affiliation with variable interest entities in the future such that a disclosure of consolidation policy for these entities would be meaningful to investors, we will add that disclosure in future filings.

Inventories

6.               Please expand your disclosure to address the nature of the cost elements included in inventory to comply with Rule 5-02.6.(b) of Regulation S-X.

McCormick & Company, Inc Response:

6.               In our industry the cost elements included in inventory are well defined (i.e. not percentage of completion, government cost allocations, etc.) and there are no alternatives under GAAP. Given that there are no alternatives we felt that such disclosure was not meaningful in our situation. However, if that should change in the future such that a disclosure of cost elements included in inventory would be meaningful to investors, we will add that disclosure in future filings.

Goodwill and Other Intangible Assets

7.               Please expand your disclosure to explain how you determine goodwill impairment under paragraphs 19 and 20 of SFAS 142. In this regard, please revise your disclosure so that it is clear what you mean by your statement that “Impairment assessments for goodwill are done at the reporting unit level.”  In addition, describe your impairment assessment approach for your indefinite-lived intangible assets separate from that of goodwill.

McCormick & Company, Inc Response:

7.               In future filings we will expand our disclosure on impairment testing on goodwill to describe that goodwill is reviewed at least annually for impairment by comparing the fair value of a reporting unit with its carrying amount, including goodwill. Fair value is calculated by using a discounted cash flow of the reporting unit. We have concluded that, after considering the guidance in SFAS 142, our reporting units are the same as our business segments.  We will include this disclosure in future filings.

Since we used similar methods to value our indefinite lived intangibles and goodwill we combined the two disclosures. In future filings, we will expand our disclosure to explain how we determined goodwill impairments as noted above and we will also revise our disclosure to provide a separate discussion of our indefinite lived intangible assets.

Revenue Recognition

8.               We note from your disclosure on page 34 that your consumer business sells products by entering into annual or multi-year contracts with your customers. Please expand your disclosure under this heading to describe how you apply your revenue recognition principles to these specifically identified sales contracts.

McCormick & Company, Inc Response:

8.               Our consumer business enters into multi-year agreements with certain of our customers. These agreements deal with trade allowances and trade terms for these customers. Our accounting for trade terms is further explained in the revenue recognition note and in the note on prepaid allowances. The sales under these agreements are made on a normal purchase order basis and revenue is recognized as product is delivered to the customer as described in our revenue recognition note.

Note 2 Acquisitions, page 44

9.               We note your acquisition of Silvo and Zatarain’s in fiscal years 2004 and 2003 respectively. Please expand your disclosures to include a condensed balance sheet disclosing the amount assigned to each major asset and liability caption of the entity at the acquisition along with the supplemental pro forma disclosure of revenues, net income and earnings per share, or tell us why you believe this guidance would not apply. Refer to paragraphs 51, 54 and 55 SFAS 141.

McCormick & Company, Inc Response:

9.               We did not include the disclosures in paragraph 51, 54 and 55 of SFAS 141, as those disclosures are required of material acquisitions. We determined that these were not material businesses based on a qualitative and quantitative review of the impact to the total corporation. In addition these acquisitions did not meet the definition of a significant subsidiary in Regulation S-X and accordingly disclosures called for in that regulation were not necessary.

Note 12. Stock-based Compensation Plans, page 53.

10.         We note your disclosure regarding your ESPP which enables employees to purchase non-voting common stock at lower of the stock price at grant date or exercise date. Please expand your disclosure to clarify how you account for these options with variable terms.

McCormick & Company, Inc Response:

10.         Our ESPP has a look-back option which under SFAS 123R paragraph 13 causes the plan to be compensatory. The plan does not meet the test for being a liability award under 123R and therefore is accounted for as an equity award. We have followed the guidance in illustration 19 of SFAS 123R which addresses how to account for an ESPP with a look-back option. For the ESPP we value the grants using the Black-Scholes model which we disclose on page 43 of our Form 10-K. Our accounting and disclosures in our 2005 Annual Report are actually based on SFAS 123 and not SFAS 123R. The calculations for the disclosure under SFAS 123 are identical to those under SFAS 123R and the relevant example in SFAS 123 is illustration 9 which begins at paragraph 348. The accounting for the ESPP in 2005 was in conformity with APB No. 25 and no expense was recorded for these awards.

                        The accounting for the ESPP in 2005 was in conformity with APS No.25 and no expense was recorded for these awards.

Note 15. Commitments and Contingencies, page 53

11.         We note from your disclosure that you are a party to various legal proceedings and claims. Please expand your disclosure to conclude using terms defined in paragraph 3 of SFAS 5. These terms are defined by SFAS 5 and we believe that any disclosure that describes how you applied the standard, including your conclusions as to the likelihood of loss, should also use those terms.

McCormick & Company, Inc Response:

11.         We will revise our disclosure in future filings to use the specific terms “probable” and  “reasonably possible” such as:

We are a party to various pending legal proceedings and claims, tax issues and other matters arising out of the normal course of business. All such claims for which a loss is probable have been properly accrued as a liability. Although the results of pending claims and litigation that are reasonably possible cannot be predicted with certainty, in management’s opinion, the final outcome of these proceedings, claims, tax issues and other matters are not material.

Note 16 Business Segments and Geographic Areas, page 54

12.         We note your disclosure indication that you do not allocate jointly utilized assets by segment for internal reporting or resource allocation purposes and therefore have disclosed assets and corresponding depreciation and capital costs in the aggregate. We further note that you have reported segment profits inclusive of depreciation expense derived from the underlying segment assets. Please provide the facts and circumstances surrounding your conclusion that the presentation of total assets for each reportable segment may be properly excluded from your disclosure. Additionally, please explain how you have allocated goodwill on a segment basis.

McCormick & Company, Inc Response:

12.         For internal reporting purposes we do allocate depreciation to each segment. For instance in the case of plant assets we do this based on the relative production of a plant asset consumed by each segment. However, for internal reporting purposes we do not allocate the plant assets to each of the segments. In our interpretation of SFAS 131, we are required to report segment information as it is reported to the top decision makers of the company. This is embodied in the opening summary of SFAS 131 and again in paragraph 5. Since this information is not compiled by segment or reported that way internally, we did not feel that it would be proper to calculate and disclose these items just for external reporting purposes.

Goodwill is not actually allocated to a segment. Our business combinations in the past have been of businesses in either the consumer segment or the industrial segment.

Accordingly, goodwill has been tracked from its beginning as either belonging to the consumer segment or the industrial segment.

Exhibits 31.1 and 31.2

13.         We note that the wording of your certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 does not precisely match the language set forth in the Act. In this regard, there is no provision for your certifying officer to identify the position held with the Company in the first line of the certification. Please refer to FAQ 11 within the Division of Corporate Finance: Sarbanes-Oxley Act of 2002 — Frequently Asked Questions, located on our website at the following address:

http:/www.sec.gov/divisions/corpfin/faqs/soxact2002.htm.

Also, please reference to item 6001 (b) (31) of Regulation S-K for the exact text of the required Section 302certification, and amend your exhibits as appropriate.

McCormick & Company, Inc Response:

13.         We will revise future filings to delete the title of the officers in the body of the Section 302 certifications.

Form 10-Q for Fiscal Quarter Ended February 28, 2005

14.         Please revise your interim report on Form 10-Q as necessary to comply with all applicable comments written on your annual report above. As applicable, your revisions should include enhanced disclosure to MD&A, the financial statements, and notes to the financials statements based on principles underlying the comments.

McCormick & Company, Inc Response:

14.         Future interim reports on Form 10-Q will be written to appropriately incorporate the responses above.

Note 3 Special Charges, page 11

15.         We note the disclosure in your Forms 10-K and 10-Q indicating that the Board of Directors approved a restructuring plan in November 2005 estimated to total between $130-$150 million. We further note that you recorded $10.7 million of charges in the fourth quarter of 2005 and $33.4 million in the first quarter of 2006 as a result of actions taken under the restructuring plan. Given the increase in the amount recorded for your restructuring activity, please provide the reconciliation disclosure required by paragraph 20(b)(2) of SFAS 146. In addition, please explain why a liability was not incurred during the fiscal year ended November 30, 2005 for the charges reported during the three months ended February 28, 2006.

McCormick & Company, Inc Response:

15.         We believe that we have fulfilled the disclosure requirements of paragraph       20(b)(2) of SFAS 146 by the columnar tables on page 46 of our 2005 Annual Report and page 12 of our first quarter 2006 Form 10-Q. In these tables we provided a reconciliation of the beginning and ending liability balances showing separately the changes during the period attributable to costs incurred and charged to expense, the costs paid or otherwise settled, and any adjustments to the liability with an explanation of the reason therefore (of which there were no adjustments during the periods presented).

The $33.4 million of charges in the first quarter of 2006 were predominately (approximately $29 million) composed of severance costs and special early retirement benefits associated with our voluntary separation program in several functions in the U.S. and the closure of manufacturing facilities in Salinas, California and Hunt Valley, Maryland. The voluntary severance costs including the special early retirement benefits, could not be accrued under SFAS 88 until the specific offer was made and accepted by the employees. This took place in the first quarter of 2006.

We trust that the foregoing appropriately addresses the issues raised by your recent comment letter. In addition, as requested in the Staff’s letter, we acknowledge that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments, or changes to disclosure in response to Staff comments, do not foreclose the SEC from taking any action with respect to the filings; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the Federal securities laws of the United States.

If you have any questions or require any additional information or documents, please telephone me at (410) 527-6394. Thank you.

Very truly yours,

/s/ Francis A. Contino

Francis A. Contino

cc:                                 Jonathan Duersch (SEC)
Robert Skelton, General Counsel